EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mistras Group, Inc.:
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Mistras Group, Inc. of our report dated March 20, 2017, with respect to the consolidated balance sheets of Mistras Group, Inc. as of December 31, 2016, May 31, 2016 and 2015, and the related consolidated statements of income, comprehensive (loss) income, equity, and cash flows for the seven month transition period ended December 31, 2016 and each of the years in the three-year period ended May 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 transition report on Form 10-K of Mistras Group, Inc.

/s/ KPMG LLP
Short Hills, New Jersey
March 30, 2017